UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: June 27, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

26 June 2013

CSR plc

(the “Company”)

Director Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that on Tuesday 25 June 2013, Mr Chris Stone, a non-executive director of the Company, acquired 12,286 ordinary shares in the Company at a price of £5.06 per ordinary share. Following the purchase, Mr Stone’s total shareholding in the Company is 12,286 ordinary shares.

ENDS

27 June 2013

CSR plc

CSR plc hosts Capital Market Day

CSR plc (LSE: CSR.L) (“CSR”) will today host a Capital Market Day at its offices in Cambridge.

CSR will present its platform strategy, focused on targeting attractive end markets with its integrated technology platforms to drive higher margins and returns. There will be presentations on its Core business, including the nascent markets of Bluetooth Smart and Indoor Location, in addition to a strategy review by Joep van Beurden, CEO and a financial overview from Will Gardiner, CFO.

CSR will also be demonstrating a number of its innovative products.

On 8 May 2013, CSR announced that it expected second quarter revenues to be in the range of $245 million to $265 million. Trading has progressed well and CSR now expects revenues of between $255 million to $265 million for Q2 2013.

CSR expects its total serviceable addressable market to grow from approximately $3.6 billion in 2013 to $6.7 billion in 2018, (excluding revenues from the yet to be commercially introduced market of indoor location), representing a compound annual growth rate of 13 per cent. Currently CSR has approximately 20 per cent of this market.

The Capital Market Day presentation will be held from 3pm to 5pm and will be webcast. Further details can be found at www.csr.com/csr-capital-market-day-2013.

CSR has completed its $50 million buyback which was announced on 21 February 2013.

Enquires

CSR plc	FTI Consulting

Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000